Exhibit 99.2

JBS S.A.

Publicly Listed Company

CNPJ/MF (Corporate Taxpayer Registration) No. 02.916.265/0001-60

NIRE (State Registration Number) 35.300.330.587

CALL NOTICE

ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING

JBS S.A., a limited liability company, headquartered in the city of São Paulo, State of São Paulo, at Avenida Marginal Direita do Tietê, No. 500, Bloco I, 3º Andar, Vila Jaguara, CEP 05118-100, with its constitutive acts filed with the Trade Board of the State of São Paulo under NIRE 35.300.330.587, registered in the National Register of Legal Entities of the Ministry of Finance under No. 02.916.265/0001-60, registered with the Securities and Exchange Commission (“CVM”) as a publicly-held company category “A”, under code 02057-5 (“Company” or “JBS”), hereby present, pursuant to article 124 of Law No. 6.404, of December 15, 1976 (“Brazilian Corporation Law”), and to articles 4, 5 and 6 of CVM Resolution No. 81, of March 29, 2022 (“CVM Resolution 81/2022”), to call the shareholders to meet on April 29, 2025, at 10:00 a.m., at the Annual and Extraordinary Shareholders’ Meeting (“AESM”), to be held in person, in the Auditorium located in Block II, Ground Floor, of the Company’s headquarters, in order to examine, discuss and resolve on the following agenda:

At the Annual General Meeting:

1. To decide on the financial statements and the directors’ accounts for the financial year ending December 31, 2024.

2. To decide on the proposed allocation of the profit for the financial year ending December 31, 2024.

3. To decide on the number of members who will make up the Board of Directors for the next term of office.

4. To elect the effective members of the Company’s Board of Directors.

5. To resolve on the classification of the independent members of the Board of Directors to the rules established in the Novo Mercado Regulation of B3 S.A. – Brasil, Bolsa, Balcão, in the Company’s Bylaws and in CVM Resolution No. 80, of March 29, 2022, as amended.

6. To decide on the number of members who will make up the Audit Committee for the next term of office.

7. To elect the effective members of the Company’s Audit Committee and their respective alternates.

8. To decide on the overall amount of the annual compensation of the Company’s directors, members of the Audit Committee and Statutory Audit Committee for the 2025 financial year.

Extraordinary Meeting:

1. To resolve on the Protocol and Justification for the Merger of Condesa Norte Industria e Comercio Ltda. (“Condesa”) into the Company (“Condesa Protocol”).

2. To resolve on the ratification of the appointment and hiring of Factum - Avaliações e Consultoria S/S - EPP (“Factum”) to prepare the appraisal report on Condesa’s net equity (“Condesa Report”).

3. To decide on the Condesa Report.

4. To resolve on the merger of Condesa by the Company, to be carried out in accordance with the terms and conditions established in the Condesa Protocol.

5. To authorize the Company’s Executive Board to carry out all acts necessary or convenient for the effectuation and implementation of the approved resolutions.

General Information:

Justification for choosing the face-to-face modality. The company opted to hold the AESM exclusively in person, in line with its practice in recent years, as it believes that this method allows for efficient and close interaction between the shareholders themselves and between the shareholders and the company’s management.between the shareholders themselves and between the shareholders and the company’s management, allowing for possible coordination and immediate clarification of any doubts that may arise during the meeting.

Minimum percentage required to request a multiple vote. In compliance with the Brazilian Corporation Law and CVM Resolution No. 70, of March 22, 2022, the minimum percentage of participation in the voting capital required to request the adoption of the multiple vote system for the election of the Board of Directors is 5% (five percent) of the voting capital stock. As determined by article 141, § 1, of the Brazilian Corporation Law, the request for the multiple voting process must be sent to the Company, up to forty-eight (48) hours in advance of the AESM.

Pursuant to article 10, paragraph 4, of the JBS Bylaws, and article 126 of the Brazilian Corporate Law, in order to participate in the AESM, by themselves, their legal representatives or proxies, shareholders must present the following documents: (i) a valid identity document of the shareholder or his/her representative; (ii) documents proving the powers of the representative of the legal entity shareholder or of the manager or administrator in the case of investment funds; and (iii) power of attorney, duly regularized in accordance with the law, in the event of representation of the shareholder (“Documents”).

The shareholders are requested to send the Documents (a) through the electronic address https://atlasagm.com, according to the instructions below, or (b) to the email ri@jbs.com.br, preferably up to 72 (seventy-two) hours in advance of the AESM, observing that the shareholders who attend the AESM in person may participate and vote if they are provided with the required representation documents, even if they have failed to send them to the Company in advance.

Without prejudice to the possibility of in-person participation in the AESM, shareholders may also participate in the meeting by sending voting instructions (i) to their respective custodian agents, (ii) to the registrar of the Company’s shares; (iii) to the central depositary in which the Company’s shares are deposited, through the electronic system made available by B3, through the Investor Area (available at https://www.investidor.b3.com.br/), in the “Services” section, click on “Open Meetings”); or (iv) directly to JBS (a) by registering the remote voting guidelines directly on the Atlas AGM platform, as instructed below; or (b) by sending the completed BVD in physical copies, to the following address: Avenida Marginal Direita do Tietê, n. 500, Bloco II, 3º andar, Vila Jaguara, CEP 05.118-100, São Paulo/SP, Brazil, or in digitized copies, to the address ri@jbs.com.br, provided that such instructions must be received by those indicated in items (i), (ii), (iii) and (iv ) within four (4) days prior to the AESM (i.e., by April 25, 2025).

The sending of the ballot paper to the custodian, the bookkeeper or the central depository must comply with the applicable rules and procedures indicated by these service providers.

In this AESM, as a way to facilitate the participation of its shareholders, JBS will accept proxy instruments, remote voting ballots, and other Documents without notarization, legalization and/or apostille, being certain that the powers of attorney drawn up in a foreign language, before being forwarded to the Company, must be translated into Portuguese.

Instructions for registering on the Platform for Sending BVD and Optional Registration of Documents

In order to register voting guidelines or send documents in advance via the Digital Platform, shareholders should access the link https://atlasagm.com or the “Atlas AGM” application, available free of charge from the Apple Store and Google Play Store. If this is their first access to the platform, shareholders should click on the “Create your account” option and follow the instructions provided by the platform to register or register a representative. If the shareholder has already accessed the “Atlas AGM” platform, they must enter the same e-mail address and password that they have already registered.

Once the account has been created, shareholders must select JBS’s AESM from the “Meetings” menu and upload the documents.

If the registration is approved, shareholders and proxies will receive an e-mail informing them that the status of their registration has been approved. In the event of rejection, they will receive an e-mail informing them that the status of their application has not been approved. To regularize your registration, you will need to access the platform and check for any outstanding issues.

Shareholder representatives must register on the platform and associate the represented shareholders with their profile by clicking on the initials of their name. On the user’s profile screen, it will be necessary to select the option ‘Register Representation’ and associate the CNPJs of the shareholders they represent, submitting the required documentation for each represented shareholder.

To fill in the form with the voting instructions, the shareholder must access the “Indicate votes/Declare votes” menu, filling in their votes for each matter and selecting the signature on the form at the end.

For further guidance, please observe the rules set out in CVM Resolution 81/2022 and the procedures described in the remote voting form made available by the Company.

The documents and information mentioned in this notice and the others provided for in article 133 of the Brazilian Corporate Law and in CVM Resolution 81/2022 were submitted to the CVM through the IPE Module of the Empresas.NET System, pursuant to article 7 of CVM Resolution 81/2022, and are available to shareholders at the Company’s registered office, on the Company’s Investor Relations website (www.jbs.com.br/ri), and on the websites of B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br) and the CVM (www.cvm.gov.br).

São Paulo, March 28, 2025.

Jeremiah Alphonsus O’Callaghan

President of the Board of Directors

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